UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2008
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit 99.1

Origin Agritech Limited Reports Third Quarter FY08 Results

  Revenues increased 7.73% to RMB 490.71 million from RMB 455.49 million
  Gross profit rose 32.29% to RMB 144.09 million from RMB 108.92 million
  Income from Operations rose 65.77% to RMB 98.38 million from 59.35 million
  Net income increased 62.98% to RMB 60.12 million from RMB 36.89 million
  Fully diluted EPS increased 74.67% to RMB 2.62 from RMB 1.50

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2008. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

Financial Results Overview

During the third quarter of fiscal 2008, the Company generated revenues of RMB 490.71 million (US$71.54 million), an increase of 7.73% from revenue of RMB 455.49 million (US$59.84 million) for the three months ended June 30, 2007. This was mainly due to a 6.2% increase in the average sales price of our products across all seed types with volumes also increasing 2.2%.

Corn revenues increased 7.75% year-over-year to RMB 366.04 million (US$53.37 million) from RMB 339.72 million (US$44.63 million). This was mainly due to a 10.25% increase in the average sales price of our products across corn seed types.

Gross margins for the third quarter improved to 29.36%, as compared to 23.91% achieved during the third quarter of 2007 caused by an increase in the average selling price.

Total operating expenses for the three months ended June 30, 2008 were RMB 45.71 million (US$6.66 million), a decrease of 7.79% from RMB 49.58 million (US$6.51 million) in the same period of the prior year. The decrease was mainly due to the effective internal controls over daily operating costs and expenses.

  Selling and marketing expenses were RMB 16.82 million (US$2.45 million) for the third quarter of 2008, representing a decrease of 7.95% from RMB 18.27 million (US$2.40 million) for the same period of the last year, which was mainly due to the decrease in advertising expenses. Our marketing focus this year consisted mainly of setting up more effective and cost efficient field demonstration lots, and eliminating our spending on advertising and other media expenditures.
  General and administrative expenses of RMB 19.06 million (US$2.78 million) for the third quarter ended June 30, 2008, decreased 4.29% from RMB 19.92 million (US$2.62 million) for the three months ended June 30, 2007 due to an effective control over daily operating costs and expenses, which should continue to take further effect over the next 3 quarters.

  Research and development expenses during the quarter were RMB 9.83 million (US$ 1.43 million), as compared with RMB 11.39 million (US$ 1.50 million) for the three months ended June 30, 2007. R&D expenditures decreased slightly this quarter, but it has increased for the nine-month period as a result of the increased build out of our in-house biotechnology center at our Beijing headquarters. We expect to continue building our capabilities in an efficient, cost effective manner.

Income from operations for the third quarter of 2008 amounted to RMB 98.38 million (US$ 14.34 million) compared with an operating income of RMB 59.35 million (US$7.80 million) in the same period in 2007 reflecting a 65.77% increase year-over-year.

Interest expenses for the third quarter of 2008 were RMB10.31 million (US$1.50 million), representing an increase of 145.29 % from RMB 4.20 million (US$0.55 million) for the three months ended June 30, 2007, which was primarily attributable to the inclusion of the interest expenses on the convertible debt of RMB 5.51 million (US$0.80 million) in the third quarter of 2008.

Net income for the third quarter of 2008 rose by 62.98% to RMB 60.12 million (US$ 8.77 million), as compared to net income of RMB 36.89 million (US$4.85 million) in the same period a year ago. Earnings per share on a fully diluted basis were RMB 2.62 (US$0.38), as compared to RMB 1.50 (US$0.20) per diluted share in the same period one year ago, reflecting a 74.67% year-over-year increase.

Balance Sheet

As of June 30, 2008 and September 30, 2007, Origin's balance sheet included cash and cash equivalents of RMB 334.66 million (US$48.79 million) and RMB162.31 million (US$21.66 million), respectively. Investments in US Government Agency bonds amounted to RMB 12.57 million (US$1.83 million) and RMB 133.97 million (US$17.88 million), respectively. Net working capital amounted to RMB 285.96 million (US$ 41.69 million) and RMB 294.98 million (US$39.37 million), respectively. Total shareholders' equity increased to RMB 332.38 million (US$48.46 million) as compared to RMB 296.92 million (US$39.63 million) for September 30, 2007.

Company Update

As the Company moves beyond the 2007 transition year, the average prices, exclusive of scrap sales, have rebounded and increased year-over-year by approximately 6.2%. Volume has also increased 2.2%. In addition to the growth due to the reversal of industry factors, the Company has also streamlined its marketing efforts. The lower sales and marketing expense was due to a focus on more effective on-site demonstration lots for the Company’s customer base, yielding higher average price and volumes. The Company intends to increase its efforts in this regard, by doubling the demonstration lots in FY2008 from 5,000 to 10,000 in FY2009.

Origin also entered into a Notes Repurchase Agreement on July 28, 2008 with Citadel Equity Fund Ltd. providing for the repurchase by the Company from Citadel of a portion of the Company’s outstanding 1% Guaranteed Senior Secured Convertible Notes due 2012. The Note repurchase provides Origin with the opportunity to increase equity shareholder value while providing flexibility to its operations as well as fund its GMO development through internally generated resources.

GMO Pipeline Update

During the quarter, Origin submitted to the Ministry of Agriculture (MOA) its final application and all related documents regarding the Phytase corn product. The Company is hopeful a final decision will be rendered before the end of this year. Upon approval, the product would be able to be sold into the Chinese marketplace. This would mark the first GMO corn product approved for commercialization in China.

Revenue Guidance

Origin expects that total revenues for the year ending September 30, 2008 will approximate US$75 - US$80 million. Net income for the year ending September 30, 2008 will approximate US$0.5 - US$2.0 million.

The net income figure is inclusive of roughly US$ 2.65 million dollars in non-cash interest expense from our convertible debt offering. Excluding this non-cash expense, the adjusted net income range would be US$3.0 to US$4.5 million. The Company plans to release guidance for 2009 by FY08 year end.

Conference Call

Management will conduct a conference call on Thursday, August 28, 2008 at 9:00 am Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the Origin Agritech conference call: +1-877-407-9210 (North America) or +1-201-689-8049 (International). In addition, the conference call will be broadcast live over the Internet at: www.originagritech.com.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except number of share and per share data)

	Three months ended June 30,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	455,486	59,838	490,709	71,541
Cost of revenues	(346,565)	(45,529)	(346,616)	(50,534)

Gross Profit	108,921	14,309	144,093	21,007

Operating expenses:
Selling and marketing	(18,272)	(2,400)	(16,819)	(2,452)
General and administrative	(19,918)	(2,617)	(19,063)	(2,779)
Research and development	(11,386)	(1,496)	(9,832)	(1,433)

Total operating expenses	(49,576)	(6,513)	(45,714)	(6,664)

Profit from operations	59,345	7,796	98,379	14,343
Interest expense	(4,201)	(552)	(10,305)	(1,502)
Share of earnings in equity investee companies	9,170	1,205	3,398	495
Interest income	2,044	268	873	127
Other income	74	10	97	14
Changes in the fair value of embedded derivatives	-	-	(2,752)	(401)

Profit before income taxes and minority interests	66,432	8,727	89,690	13,076
Income tax expense
Current	(5,612)	(737)	(7,210)	(1,051)
Deferred	(6,745)	(886)	(7,488)	(1,092)

Income tax expense	(12,357)	(1,623)	(14,698)	(2,143)

Profit before minority interests	54,075	7,104	74,992	10,933
Minority interests	(17,187)	(2,258)	(14,872)	(2,168)

Net income	36,888	4,846	60,120	8,765

Net income per share – basic	1.59	0.21	2.62	0.38

Net income per share – diluted	1.50	0.20	2.62	0.38

Shares used in calculating basic net income per share	23,146,355	23,146,355	22,987,272	22,987,272

Shares used in calculating diluted net income per share	24,646,355	24,646,355	22,987,272	22,987,272

CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	September 30,		June 30,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	162,314	21,663	334,660	48,791
Debt securities	133,968	17,880	12,574	1,833
Accounts receivable, net	2,750	367	123	18
Due from related parties	7,384	986	3,928	573
Advances to suppliers	1,029	137	9,310	1,357
Advances to growers	24,452	3,263	12,007	1,750
Inventories	449,207	59,952	391,691	57,105
Income tax recoverable	1,760	235	1,680	245
Prepaid expenses and other current assets	11,459	1,529	7,422	1,082

Total current assets	794,323	106,012	773,395	112,754
Land use rights, net	21,554	2,877	20,556	2,997
Plant and equipment, net	143,043	19,091	148,419	21,638
Equity investments	58,882	7,858	62,458	9,106
Goodwill	16,665	2,224	16,665	2,430
Due from related parties	7,325	978	5,574	813
Acquired intangible assets, net	43,057	5,746	44,281	6,456
Deferred income tax assets	12,828	1,712	21,248	3,098
Other assets	13,306	1,776	15,849	2,311

Total assets	1,110,983	148,274	1,108,445	161,603

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	268,400	35,821	229,940	33,523
Accounts payable	14,365	1,917	25,916	3,778
Due to growers	17,811	2,377	68	10
Due to related parties	4,233	565	10,135	1,478
Advances from customers	82,187	10,970	130,915	19,086
Deferred revenues	23,238	3,101	3,280	478
Income tax payable	39,059	5,213	45,823	6,681
Other payables and accrued expenses	50,054	6,680	41,358	6,030

Total current liabilities	499,347	66,644	487,435	71,064

Long-term borrowings	1,880	251	940	137
Convertible notes, net of discount	173,669	23,178	172,290	25,119
Embedded derivatives-redemption feature	86,937	11,603	59,125	8,620
Other long-term liabilities	3,458	461	3,658	533

Total liabilities	765,291	102,137	723,448	105,473
Minority interests	48,775	6,510	52,615	7,671
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 22,974,059 shares issued and outstanding as of September 30, 2007, and 23,013,702 shares issued and outstanding as of June 30, 2008, respectively)	-	-	-	-
Additional paid-in capital	377,324	50,359	386,462	56,343
Retained earnings (deficit)	(41,404)	(5,526)	(26,421)	(3,852)
Treasury stock at cost (498,851 shares)	(29,377)	(3,921)	(29,377)	(4,283)
Accumulated other comprehensive gain (loss)	(9,626)	(1,285)	1,718	251

Total shareholders’ equity	296,917	39,627	332,382	48,459

Total liabilities, minority interests and shareholders’ equity	1,110,983	148,274	1,108,445	161,603

CONTACT:
Origin Agritech Limited
Irving Kau, +1-760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Grayling Global
Eddie Cheung / Dixon Chen, +1-646-284-9414
Investor Relations
echeung@hfgcg.com / dchen@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

		By:	/s/ Yuan Liang
		Name:	Yuan Liang
		Title:	Co-Chief Executive Officer

Date:	August 27, 2008

EXHIBIT

Exhibit Number	Description

99.1	Press release regarding Origin Agritech’s fiscal year 2008 third quarter financial results.